Exhibit 32.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Maguire Properties, Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

(i) Amendment No. 1 to the accompanying Quarterly Report on Form 10-Q/A of the Company for the quarterly period ended June 30, 2007 (the "Periodic Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) Information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: As of September 28, 2007   /s/ ROBERT F. MAGUIRE III
_____
                                                    Robert F. Maguire III
                                                    Chairman and Chief Executive Officer
                                                    (Principal executive officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.